Filed by ViroLogic, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: ACLARA BioSciences, Inc.

Commission File No. 333-116981

In connection with a proposed merger with ACLARA BioSciences, Inc., ViroLogic, Inc. (“ViroLogic”) filed a registration statement on Form S-4 (File No. 333-116981) with the Securities and Exchange Commission on June 30, 2004, as amended on August 25, 2004. The registration statement includes a joint proxy statement of ACLARA BioSciences, Inc. (“ACLARA”) and ViroLogic for a meeting of ACLARA’s stockholders to consider and vote upon the proposed merger and for a meeting of ViroLogic’s stockholders to consider and vote upon the issuance of shares of ViroLogic in the proposed merger and an amendment to ViroLogic’s certificate of incorporation. The registration statement when finalized and declared effective will also serve as a prospectus of ViroLogic with respect to the shares and contingent value rights of ViroLogic to be distributed to stockholders of ACLARA pursuant to the merger.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS, AS MAY BE AMENDED FROM TIME TO TIME, BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT VIROLOGIC, ACLARA, THE MERGER AND RELATED MATTERS.

Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by the companies at the SEC’s web site at http://www.sec.gov.

In addition to the joint proxy statement/prospectus, both ViroLogic and ACLARA file annual, quarterly and special reports, proxy statements, registration statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by ViroLogic or ACLARA at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC’s other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. ViroLogic’s and ACLARA’s filings with the SEC are also available to the public from commercial document-retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

ViroLogic, ACLARA and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of ViroLogic and ACLARA with respect to the transactions contemplated by the merger agreement. A description of any interests that ViroLogic’s or ACLARA’s directors and executive officers have in the proposed merger will be available in the joint proxy statement/prospectus. Information regarding ViroLogic’s officers and directors is included in ViroLogic’s 10-K/A filed with the Securities and Exchange Commission on April 23, 2004. Information regarding ACLARA’s officers and directors is included in ACLARA’s 10-K/A filed with the Securities and Exchange Commission on April 29, 2004.

Beginning September 20, 2004, ViroLogic may make presentations to investors and others. Attached are the slides that may be used in such presentations:

ViroLogic, Inc.

Making Individualized

Medicine a Reality

Merriman Curhan Ford & Co.

Investor Summit

San Francisco, CA

September 20, 2004

Safe Harbor Statement

During the course of this presentation we will state our beliefs and make projections and other forward-looking statements regarding future events and the future financial performance of both ViroLogic and ACLARA, including statements relating to revenue growth, expectations of testing products and actions designed to continue the growth of patient testing revenue, anticipation of cash resources upon the completion of the merger, the ability of the combined companies to create a leader in molecular diagnostics for personalized medicine in oncology and infectious disease, the size of the oncology testing opportunity and the approval of new targeted therapeutics requiring individual patient testing, and the timing of completion and the likelihood of stockholder approval of the merger. We wish to caution you that such statements are just predictions and subject to risks and uncertainties and other factors that may cause actual events or results to differ materially. These risks and uncertainties include, but are not limited to: risks related to the inability to obtain, or meet conditions imposed for, governmental and other approvals of the merger, including approval by stockholders of the companies; the risk that the ViroLogic and ACLARA businesses will not be integrated successfully; risks related to any uncertainty surrounding the merger, and the costs related to the merger; the risks that the Companies’ products may not perform in the same manner as indicated in this discussion; whether the combined company successfully conducts clinical trials and successfully introduces new products; risks related to the commercialization of ACLARA’s eTag assay system; risks related to the implementation of ViroLogic’s distribution agreement with Quest; whether others introduce competitive products; the risk that the combined company’s products for patient testing may not continue to be accepted or that increased demand from drug development partners may not develop as anticipated; the risk that the combined company may not continue to realize anticipated benefits from its cost-cutting measures; the timing of pharmaceutical company clinical trials; whether payors will authorize reimbursement for its products; whether the FDA or any other agency will decide to regulate the combined company’s products or services; whether the combined company will encounter problems or delays in automating its processes; whether intellectual property underlying the ViroLogic’s PhenoSense technology and ACLARA’s eTag System is adequate; the ultimate validity and enforceability of the companies’ patent applications and patents; the possible infringement of the intellectual property of others and whether licenses to third party technology will be available; and whether the combined company is able to build brand loyalty and expand revenues. We refer you to ViroLogic’s and ACLARA’s publicly filed SEC disclosure documents, including our most recently filed Forms 10-Q, for a detailed description of the risk factors affecting our businesses and other important factors that could cause our actual results to differ materially from our projections and other forward-looking statements.

Other Information

Investors and security holders are advised to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus when available and other documents filed by ViroLogic and ACLARA at the Securities and Exchange Commission’s web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained, when available, from ViroLogic by directing such request to ViroLogic Investor Relations. The joint proxy statement/prospectus and such other documents may also be obtained, when available, from ACLARA by directing such request to ACLARA Investor Relations. ViroLogic, ACLARA and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of ViroLogic and ACLARA with respect to the transactions contemplated by the merger agreement. A description of any interests that ViroLogic’s or ACLARA’s directors and executive officers have in the proposed merger will be available in the joint proxy statement/prospectus. Information regarding ViroLogic officers and directors is included in ViroLogic’s 10-K/A filed with the Securities and Exchange Commission on April 23, 2004. Information regarding ACLARA’s officers and directors is included in ACLARA’s 10-K/A filed with the Securities and Exchange Commission on April 29, 2004. These materials are available free of charge at the Securities and Exchange Commission’s web site at http://www.sec.gov and from ViroLogic and ACLARA.

About ViroLogic

Advancing individualized medicine by developing and marketing innovative products to help guide and improve treatment of viral, oncologic and other serious diseases.

A Leader in Individualized Medicine

HIV Market Leader

Market leader in HIV drug resistance testing

Partner of choice for HIV drug development:

Provided testing for all HIV drugs approved by FDA in the last 5 years

Working with ~50 companies developing new HIV drugs and vaccines

Expansion into Cancer Market

ACLARA’s novel eTag technology expected to open up significant opportunity

Leveraging established commercial infrastructure, experience and pharma relationships

Applying proven business model

Personalized Medicine Benefits All Stakeholders

Critically ill patients

Treat with the most effective drugs sooner

Physicians

Assist in guiding improved patient care

Pharmaceutical companies

Faster/broader acceptance for targeted therapies

More effective drugs with better economics

Payors

Pay for the most effective treatment

Experience & Infrastructure

Proven product development capability Scalable CLIA-licensed lab

40,000+ tests/year

Extensive QA and data reporting

Sales and marketing

Distribution channels: agreements with national labs

25 person direct-to-physician sales org.

Scientific credibility with physicians

Established relationships with pharma companies

Reimbursement—broad national coverage

Comprehensive HIV Product Line

A direct, quantitative measure of drug resistance in an infected patient (list price: $955)

Genotypic testing looks for genetic mutations, or changes, in HIV that may be associated with drug resistance (list price: $495)

A combination of genotypic and phenotypic tests which provides a comprehensive look at resistance (list price: $1,210)

A unique measure of viral fitness offered only by ViroLogic

At Forefront of Evolving Marketplace

Data and Science-driven Market; ViroLogic Cutting Edge -

Evolution of Complex HIV Management Tools

Multiple alternative products

Limited alternative products VLGC technology is only option commercially available

CD4

Viral Load

Genotypic Resistance Testing

Phenotypic Resistance Testing

Combination Resistance Testing

Replication Capacity

Fusion Inhibitor RT*

Tropism*

1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004

* Research only assay Source: ViroLogic Marketing

Business Model: Multiple Revenue Streams

Serious Viral Diseases

HIV / AIDS

Hepatitis B

Hepatitis C

Patient Therapy:

Guidance for Treating Physicians

Pharma:

Support Drug Discovery and Clinical Trials for Drug Development

Revenue Growth



Patient testing
Pharma
Grants
Millions ($)
35
30
25
20
15
10
5
0
$1.1M
$7.5M
$18.3M
$25.3M
$33.4M
$14.9M
$18.2M
1998
1999
2000
2001
2002
2003
H1'03
H1'04

ViroLogic

The Future of HIV Therapy:

Increasingly complex choice of drug therapies –

tests needed to clarify choices

19 drugs approved – 60 more in development

ViroLogic involved with over 80% of drugs in Phase II/III

Stage of Development

HIV Drugs in Development: # drugs Pre-Clin. Ph.I/II Ph.III

Entry/Attachment Inhibitors 22 14 8 -

RT Inhibitors 11 5 6 -

NNRTI 17 12 5 -

Protease Inhibitors 10 5 3 2

Total: 60 36 22 2

Expanding from HIV into Oncology

Leverage

existing

infrastructure Capitalize on

advent of personalized medicine in cancer

Develop new

products for

cancer drug

development &

patient testing

Cancer – Large New Opportunity

Growing Market

1.1M new solid tumor cancer patients annually

700K solid tumors in lung, breast, colon, prostate

5 new targeted drugs

Only work on ~10%-20% of patients

Very expensive

Cancer therapy evolving in similar way to HIV therapy

Multiple drug therapies

Variable individual patient responses

Complexity of disease and treatment options leads to cocktail approach

Need for testing to clarify individual treatment choices

Approved Targeted Cancer Drugs

ALL projected to be ~$1 billion drugs

Drug Pathway

Avastin™ VEGF

Erbitux™ EGFR

Gleevec® BCR-ABL

Herceptin® HER2

Iressa® EGFR

The Challenge for Targeted

Cancer Drugs

Effective on ~10-20% of patients

But we don’t know which 10%-20%

So have to treat all 10 and only help 1 or 2

Good Response

Toxicity and Cost

Value of Prognostic Tests –

Herceptin® Case Study

Phase III Trial Outcome for Herceptin with and without Test

With Test (actual) Without Test (calc)

Patient Number 470 2,200

Response Rate 50% 10%

Yrs Followup 1.6 10

P Value 0.05 0.05

Result Expedited Approval Not Approvable

Source: Genentech

Prognostic Tests – The Challenge

Herceptin – simple protein test increases response rate from ~10% to ~ 50%

Biology is much more complicated

Requires ability to detect protein complexes such as “dimers” not simple proteins

This is expected to be a unique capability of eTag technology

Quantitative measurement of protein complexes central to cancer mechanism and related drug mechanisms

Facilitates patient specific test to predict drug responsiveness

eTag System Potential Advantages

ADVANTAGES eTag™ System BENEFITS

Work with FFPE tissue YES Standard

tumor sample format

Identify simple protein markers YES Ability to measure the drug target

Identify protein complexes YES Key indicators of disease pathways

Scaleable in commercial labs YES 10,000 CE instruments installed

No need for subjective

Quantitative YES interpretation

Functional pathway measurement YES Does not rely on vague statistical relationships

eTag System Potential Advantages

Other protein tests (ELISA, mass spec)

eTag™ System IHC protein tests Gene

amplification Gene arrays

Work with FFPE YES YES NO YES NO

tissue

Identify simple YES YES YES NO NO

protein markers

Identify protein YES NO NO NO NO

complexes

Scaleable in YES YES NO NO COSTLY/COMPLEX

commercial labs

Quantitative YES NO YES YES NO

Functional pathway YES NO NO NO NO

measurement

eTag Assays – Early Clinical Results

Preliminary study on Herceptin response

Received 13 blinded breast tumor samples (DAKO +++)

eTag correctly predicted response for all patients:

Identified all non-responders (4/4 = 100%)

Identified all responders (9/9 = 100%)

Further stratified responders into stable disease vs. complete/partial response categories, with 8/9 correct

Next steps: expanded study to be conducted

eTag Assays Measure Key Drug Targets



C-kit
EGFR Family
VEGF-R
PDGF-R
Gleevec
SU11248
Herceptin
2C4
MDX-210
IMC-C225
ABX-EGF
ZD1839/Iressa
OSI-744/Tarceva
MDX-447
EMD 72000
GW2016
CI-1033
EKB-569
RH3
SU5416
SU11248
PTK787
PD173074
SU6668
ZD6474
ZD4190
CP564959
GW2286
Avastin
IMC-1C11
DC101
Gleevec
SU11248
c-Cbl
Shc
Grb2
Sos
PLCγ
Src
PKC
FAK
Stat1,3,5
ISIS 3521
CGP41251
Bryostatin-1
UCN-01
LY333531
ISIS 2503
R115777
SCH66336
BMS214662
Ras
ISIS 5132
L-779,450
BAY 43-9006
Raf
MEKK1
CCI-779
RAD001
mTOR
p70S6K
PI3K
PIP3
PDK1
UCN-01
PKB/Akt
Cyclin D
Caspase9
BAD
MKK3/6
MKK4/7
MEK1/2
P38α/β
JNK1/2
Erk1/2
PD 184352
U-0126
Rsk
BAD
Cell Growth (Cancer)

ViroLogic

Market Opportunity

Test panel for EGFR receptor pathways

1.1M new solid tumor patients per year

Est. available market = $500M to $1B per year for 1 panel

Additional panels for VEGFR, PDGFR, IGFR Additional opportunities

Specific cancer/drug combinations

FDA approved kits for specific drugs

Product Plan

First product: Test panel for EGFR pathway

Herceptin, Erbitux, Iressa, Tarceva

Assays currently in use in drug development

Obtain clinical outcome data

CLIA patient testing format under development

Future products: VEGFR, IGFR, PDGFR test panels

Multiple Potential Revenue Streams

Viral Diseases Oncology Other Diseases

Patient Therapy Guidance

Pharma Collaborations

Combined Company Financial Profile

$75M in cash resources after merger transaction and integration costs

Revenue: ~ $40M annually *

P&L:

HIV business running close to breakeven

Cancer business adds significant revenue opportunity

Merger synergies being realized – elimination of duplicate G&A costs and consolidation of facilities

Resources deployed to product development

* Based on Q2 2004 ACLARA and ViroLogic results

Partner of Choice

Experienced Management

Bill Young Chairman and CEO Mike Bates VP, Clinical Research Tien Bui VP, Sales & Marketing

Mike Dunn CBO (*)

Kathy Hibbs General Counsel

Ken Hitchner VP, Pharma Collaborations

Alfred CFO (*) Merriweather

Chris Petropoulos, VP R&D and CSO,

Ph.D. Virology

Sharat Singh, CTO, Oncology (*) Ph.D.

Jeannette Whitcomb, Ph.D. VP, Operations

(*) Effective on closing of merger

ViroLogic/ACLARA Merger Terms

Each share of ACLARA (ACLA) =

1.7 shares of ViroLogic (VLGC) + 1.7 contingent value rights (CVR)

Each CVR =

$0.00-$0.50 cash/CVR 12 months after closing based on VLGC share price

VLGC Share Price: $2.40 CVR Value: $0.50 $2.90 $0.00

Anticipated Closing: Q4 ‘04

Capitalization post merger: ~ 115m shares outstanding

ViroLogic/ACLARA –A Compelling Combination

ViroLogic:

Leader in infectious disease testing Commercial/operational experience & infrastructure Growing revenues Pharma relationships

ACLARA:

Proprietary eTag™ Assay System: next generation cancer diagnostics platform Financial strength

Expanded Market Opportunity:

New cases/year HIV: 40K

Cancer: >1M

Milestones

HIV

Growth in high value combination products Expanded trials for new drugs in development Replication capacity clinical trial results New tests

Tropism, Replication Capacity, Screening/Monitoring assays International expansion

Leading presence at scientific conferences

Oncology

CLIA validation of eTag assays Definition of EGFR test panel Clinical validation of EGFR panel Pharmaceutical collaborations

Technical evaluations

Trials for new drugs in development

Opinion leader publications and presentations at scientific meetings

Leader in Personalized Medicine

VLGC Successful patient & pharma business in HIV

HIV Combination Drugs

ACLA Enabling new assay technology & financial strength

Targeted Cancer Therapies

ViroLogic, Inc.

Making Individualized Medicine a Reality

Merriman Curhan Ford & Co.

Investor Summit San Francisco, CA September 20, 2004